As filed with the Securities and Exchange Commission on August 11, 2006
                                                     Registration Number: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            GS AGRIFUELS CORPORATION
                            ------------------------
               (Exact name of Registrant as specified in Charter)

   Delaware                                                      98-0226479
 -----------                                                     ----------
(State of Incorporation)                                   (I.R.S. Employer I.D.
                                                                Number)

                 One Penn Plaza, Suite 1612, New York, NY 10119
                 ----------------------------------------------
                    (Address of Principal Executive Offices)

                        2006 STOCK AND STOCK OPTION PLAN
                        --------------------------------
                              (Full Title of Plan)

                                 KEVIN KREISLER
                            GS AgriFuels Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                 (212) 994-5374
                                 --------------
            (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:
                               ROBERT BRANTL, ESQ.
                                52 Mulligan Lane
                               Irvington, NY 10533
                                 (914) 683-3026

                         CALCULATION OF REGISTRATION FEE

     Title of                               Proposed Maximum       Proposed Maximum
     Securities          Amount to               Offering               Aggregate       Amount of
     to be Registered    be Registered(1)   Price per Share (2)    Offering Price (2)   Registration
                                                                                        Fee
-------------------------------------------------------------------------------------------------------
     Common Stock,        2,250,000 shares        $15.00              $33,750,000             $3,611.25
     $.0001 par value
-------------------------------------------------------------------------------------------------------

(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 2,250,000 shares by $15.00, the last sale price for the Common Stock reported on the OTC Bulletin Board as of August 10, 2006.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     GS AgriFuels Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS AgriFuels' Annual Report on Form 10-KSB for the year ended December 31, 2005;

     (b) GS AgriFuels' Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006;

     (c)  GS AgriFuels' Current Report on Form 8-K dated May 23, 2006;

     (d)  GS AgriFuels' Current Report on Form 8-K dated June 7, 2006; and

     (e) the description of GS AgriFuels Common Stock contained in its Registration Statement on Form SB-2 (No. 333-43642) that was filed on August 11, 2000.

     GS AgriFuels is also incorporating by reference all documents hereafter filed by GS AgriFuels pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.       Description of Securities.

              Not Applicable.

Item 5.       Interests of Named Experts and Counsel.

     Robert Brantl, Esq., counsel to GS AgriFuels, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of GS AgriFuels.

Item 6.       Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.       Exemption from Registration Claimed.

              Not applicable.

Item 8.       Exhibits.

     4.1  2006 Stock and Stock Option Plan

     5    Opinion of Robert Brantl, Esq.

     23.1 Consent of Rosenberg Rich Baker Berman & Co., C.P.A., P.A.

     23.2 Consent of Robert Brantl,  Esq. is contained in his opinion,  filed as
          Exhibit 5.

Item 9.       Undertakings.

     GS AgriFuels hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GS AgriFuels pursuant to the provisions of the Delaware General Corporation Law or otherwise, GS AgriFuels has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GS AgriFuels of expenses incurred or paid by a director, officer or controlling person of GS AgriFuels in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GS AgriFuels will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               REOFFER PROSPECTUS

                            GS AGRIFUELS CORPORATION
                        2,250,000 Shares of Common Stock

     The shares are being offered by persons who are officers, directors or otherwise control persons of GS AgriFuels Corporation. They acquired the shares from GS AgriFuels, either as the recipients of grants of stock or by exercising stock options issued to them by GS AgriFuels.

     As long as the common stock remains quoted exclusively on the Pink Sheets, the selling shareholders intends to resell the shares at a resale price of $_______ per share. If a trading market for GS AgriFuels common stock develops on the OTC Bulletin Board, then the shareholders will negotiate with the market makers for GS AgriFuels common stock to determine the prices for each sale, which they expect to be near to the market price at the time of the sale.

     GS AgriFuels common stock is listed for trading on the OTC Bulletin Board under the trading symbol "GSGF.OB."

     Purchase of GS AgriFuels common stock involves substantial risk. Please see "Risk Factors," which begins on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            GS AgriFuels Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                  212-994-5374

                 The date of this prospectus is August 11, 2006

                                TABLE OF CONTENTS

RISK FACTORS................................................................-2-

SELLING SHAREHOLDERS........................................................-6-

OTHER AVAILABLE INFORMATION.................................................-6-

INDEMNIFICATION.............................................................-7-

                                  RISK FACTORS

     You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

                       I. Risks attendant to our business

We may be unsuccessful at developing profitable facilities.

     GS AgriFuels is a start-up company. Only in June 2006 did we obtain the funds necessary to initiate operations. Before we begin to generate revenue, we will have to obtain sites for our facilities, obtain the necessary permits and licenses to construct the facilities, retain qualified contractors, engineers and architects, employ a qualified staff, and obtain the business relationships necessary to insure a supply of raw materials and a market for our end product. Many factors could cause our efforts to be defeated, including both factors that we already anticipate and factors that may surprise us.

We may be unable to obtain the financing required to construct our planned facilities.

     In order to complete construction of our planned facilities, we will have to obtain senior debt financing equal to about 40% of our aggregate construction costs. This currently corresponds to about $15,000,000. At present we have received no commitment for those funds, nor do we know whether the financing will be available on terms that will allow us to operate profitably. If we are unable to obtain the necessary financing, our business will fail.

Our failure to manage our growth effectively could prevent us from achieving profitability.

     Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business, and in particular, the completion of construction of our planned clean fuel production facilities, will require significant investments of capital and management's close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with our capital investments. If we are unable to successfully manage our growth, our business may fail.

If federal legislation that puts imported alternative fuels at a disadvantage is repealed, competition from foreign-produced ethanol could significantly reduce our revenues.

     At the present time, most of the financial benefits and subsidies that the federal government provides to spur the use of agrifuels are denied to foreign-produced agrifuels. However, there is substantial pressure on Congress to eliminate the exclusion of foreign-produced agrifuels from those benefits. If imported ethanol were given the same legislative treatment as domestically-produced biodiesel, the likely result would be a significant reduction in the market price of ethanol. This would have the effect of reducing our revenues and reducing or eliminating our profits.

We may be unable to employ and retain the qualified personnel that will be necessary for our success.

     The alternative fuels industry is growing rapidly. As a result, the number of individuals with experience in the industry is considerably smaller than the number of jobs available for such individuals. We will have to offer substantial incentives in order to obtain the services of individuals with useful experience in the production of biodiesel and ethanol. As a result, our labor costs may be greater than they would be in a less dynamic industry. On the other hand, if we are unable to employ the qualified individuals that we will need, our business may fail.

     We may engage in hedging transactions and other risk mitigation strategies that could harm our results.

     In an attempt to partially offset the effects of volatility of fuel prices and prices for agricultural products, we may enter into contracts to supply a portion of our biodiesel and ethanol production or purchase a portion of our feedstock requirements on a forward basis and may also engage in other hedging transactions involving exchange-traded futures contracts for feedstocks from time to time. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the feedstocks for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market.

                      II. Risks attendant to our management

Our business development would be hindered if we lost the services of our Chairman.

     Kevin Kreisler is the Chairman of GS AgriFuels. Mr. Kreisler is responsible for strategizing not only our business plan but also the means of financing it. If Mr. Kreisler were to leave GS AgriFuels or become unable to fulfill his responsibilities, our business would be imperiled. At the very least, there would be a delay in the development of GS AgriFuels until a suitable replacement for Mr. Kreisler could be retained.

Related party transactions may occur on terms that are not favorable to GS AgriFuels.

         GS AgriFuels is a subsidiary of GreenShift Corporation, which currently controls over 98% of the voting power in GS AgriFuels. GreenShift Corporation is the parent of several corporations involved in the development and implementation of environmentally responsible technologies, and has significant investments in several others. GreenShift intends to foster cooperation among its affiliates, so as to gain the benefits of intellectual cross-fertilization, economies of scale, and captive markets. For example, GS AgriFuels is currently party to an agreement with GS CleanTech Corporation, a majority-owned subsidiary of GreenShift, pursuant to which GS AgriFuels will purchase corn oil from GS CleanTech. GreenShift will not obtain independent evaluations of the transactions between its subsidiaries. Therefore, it may occur that GreenShift will cause GS AgriFuels to enter into transactions with affiliates on terms which are less beneficial to GS AgriFuels than it might obtain in an arms-length transaction.

              III. Risks attendant to our relationship with Cornell
                                Capital Partners

Our Ability to Implement Our Business Plan is Dependent Upon Cornell Capital.

     Cornell Capital has provided $4.9 million in funding pursuant to a Securities Purchase Agreement dated as of June 7, 2006. However, in the future, we will be reliant upon the ability of Cornell Capital to provide an additional $15 million pursuant to the Securities Purchase Agreement. In the event that Cornell Capital is unable to fulfill its commitment under the Securities Purchase Agreement, for whatever reason, we will not be able to implement our business plan.

The resale of shares acquired by Cornell Capital Partners from GS AgriFuels may reduce the market price of GS AgriFuels' shares.

     GS AgriFuels has contracted to sell to Cornell Capital Partners a series of Convertible Debentures that Cornell Capital may convert into shares of common stock. The Debentures are convertible at $3.00 per share, although under certain circumstances they may also be converted at 90% of the market price at the time of conversion. Cornell Capital Partners may also acquire 1,125,000 of the shares by exercising a Warrant to purchase shares at $0.001 per share. It is possible that resale of shares by Cornell Capital Partners may reduce the market price for GS AgriFuels common stock.

The possibility of selling by Cornell Capital Partners could encourage short sales by third parties, which could contribute to the future decline of our stock price.

     The possibility that stock sales by Cornell Capital Partners could exert downward pressure on the price of our common stock may encourage short sales by third parties. In a short sale, a prospective seller borrows stock from a shareholder or broker and sells the borrowed stock. The prospective seller hopes that the stock price will decline, at which time the seller can purchase shares at a lower price to repay the lender. The seller profits when the stock price declines because it is purchasing shares at a price lower than the sale price of the borrowed stock. Such sales could place downward pressure on the price of our common stock by increasing the number of shares being sold. Existing shareholders may experience significant dilution from our issuance of shares to Cornell Capital Partners.

     The issuance of shares on conversion of the Secured Convertible Debenture or on exercise of the Warrant to Purchase Common Stock will have a dilutive impact on our stockholders. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price is, the more shares of common stock we will have to issue if the Debenture is converted on the basis of the contemporaneous market price. If our stock price is lower, then our existing stockholders would experience greater dilution.

                    IV. Risks attendant to the market for our
                                 common stock.

There is a very limited market for our common stock

     The number of shares of our common stock held by persons who are not affiliated with GS AgriFuels is less than 200,000. For that reason, there is a very limited market for our common stock. On most days it does not trade. If a more substantial market for our stock does not develop, shareholders may find it difficult to sell their shares when they wish to do so.

If we are unable to obtain a listing on the OTC Bulletin Board, the market for our common stock will be limited.

     The common stock of GS AgriFuels is currently quoted only on the Pink Sheets. Only a limited number of brokers will sell Pink Sheet stocks to their clients. As a result, most Pink Sheet stocks have limited liquidity. GS AgriFuels intends to cooperate with a market maker in applying for a listing on the OTC Bulletin Board. We do not know, however, how soon we will be able to obtain a listing. Nor are we assured that our application will be accepted by the OTC Bulletin Board. If we are unable to obtain an OTC Bulletin Board listing, or if it is delayed for a lengthy period, shareholders may find it difficult to sell our stock.

The volatility of the market for GS AgriFuels common stock may prevent a shareholder from obtaining a fair price for his shares.

     GS AgriFuels at the present time has fewer than 200,000 shares held by persons who are not affiliated with GS AgriFuels and only a very small number of market makers. As a result, the market price for our common stock is volatile. It seldom trades, and when it does, the price may increase or decrease by 50% in one day. Unless and until the market for our common stock grows and stabilizes, the common shares you purchase will remain illiquid. A shareholder in GS AgriFuels who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

                              SELLING SHAREHOLDERS

                  The table below contains information regarding the individuals who are using this prospectus to offer common shares.

                                                                                                   Percentage of
                                            Shares Owned        Number of           Shares Owned    Class  Held
Selling Shareholder        Position         Before Offering     Shares Offered     After Offering   After Offering
-------------------        --------         ----------------    --------------     --------------   --------------
        --                   --                   --                 --                --                 --


                           OTHER AVAILABLE INFORMATION

     GS AgriFuels Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS AgriFuels' Annual Report on Form 10-KSB for the year ended December 31, 2005;

     (b) GS AgriFuels' Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006;

     (c)  GS AgriFuels' Current Report on Form 8-K dated May 23, 2006;

     (d)  GS AgriFuels' Current Report on Form 8-K dated June 7, 2006; and

     (e) the description of GS AgriFuels Common Stock contained in its Registration Statement on Form SB-2 (No. 333-43642) that was filed on August 11, 2000.

     GS AgriFuels is also incorporating by reference all documents hereafter filed by GS AgriFuels pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

     Upon written request, GS AgriFuels will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to Kevin Kreisler, GS AgriFuels Corporation, One Penn Plaza, Suite 1612, New York, NY 10119.

     GS AgriFuels files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

                                 INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

         Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


                                    * * * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, GS AgriFuels Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 11th day of August, 2006.

                             GS AGRIFUELS CORPORATION.

                             By:/s/ Kevin Kreisler
                                ------------------------------
                                    Kevin Kreisler, Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities indicated on August 11, 2006.


/s/ Kevin Kreisler
-------------------------
Kevin Kreisler, Director,
Chief Executive Officer,
Chief Financial Officer,
Chief Accounting Officer